Mail Stop 3561

April 29, 2009

Sydney K. Boone
Corporate General Counsel and Secretary
Conn's, Inc.
3295 College Street
Beaumont, TX 77701

> **Re:** **Conn's, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed March 26, 2009**
> **File No. 0-50421**

Dear Mr. Boone:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Forrest Brumbaugh, Esq.